                                                                  EXHIBIT 4.6(C)

                         RUSS BERRIE AND COMPANY, INC.

                                 RESOLUTION 88-

                               BY-LAWS AMENDMENT

     At the regular meeting of the Board of Directors held on February 18, 1988, at the Boca Raton Hotel, 501 East Camino Real, Boca Raton, Florida, it was unanimously:

     RESOLVED, that the Revised By-Laws of Russ Berrie and Company, Inc. be amended as follows:

     "Para 1.1 Annual Meeting -- The annual meeting of shareholders shall be held on the third Thursday of April in each year, or as soon thereafter as practicable as determined by the Board. The annual meeting shall be held at a place and time determined by the Board."